UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June, 2017

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.
(Exact name of registrant as specified in its charter)
SUPERVIELLE GROUP S.A.
(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires
Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item
1.	English translation of a notice submitted to the Comisión Nacional de Valores (CNV) dated June 5, 2017

FREE TRANSLATION

City of Buenos Aires, June 5, 2017

National Securities Commission

25 de Mayo 175

City of Buenos Aires

RE: Relevant Information – Call to Ordinary and Extraordinary Shareholders’ Meeting

Dear Sirs,

I am pleased to inform you that the Board of Directors of Grupo Supervielle S.A. has decided today to convene an Ordinary and Extraordinary Shareholders’ Meeting of the Company to be held on July 7, 2017 at 3:00pm at Bartolomé Mitre 434, 6th floor, of the City of Buenos Aires, to discuss the following Agenda:

1)	Appointment of two shareholders to sign the minute.

2)	Increase of the corporate capital of Grupo Supervielle S.A. in the amount of up to a nominal value of AR$145.000.000 (one hundred forty-five million Argentine pesos), through the issuance of up to 145,000,000 (one hundred forty-five million) of new common, registered, Class B shares of 1 (one) vote per share and nominal value of AR$1 (one Argentine peso) each and entitled to receive dividends on an equal basis to common, registered, Class B shares in circulation at the time of issuance, to be offered by public subscription in Argentina or abroad. Determination of the parameters within which the Board of Directors will establish the issue premium.Use of proceeds.

3)	Reduction of the term for the exercise of the pre-emptive rights and accretion rights for the subscription of the new common, registered, Class B shares up to the minimum of ten (10) days pursuant to article 194 of the General Corporations Law No. 19,550 and its amendments, authorizing the Board of Directors, if it deems it appropriate, to reduce it otherwise provided that the resulting term is greater than the legal minimum.

4)	Application for the authorization to make a public offering in the capital markets in Argentina and/or abroad that the Board of Directors may determine in a timely manner (using, as appropriate, the registration mechanism of the securities of the Company with the Securities and Exchange Commission under the universal

“Shelf” contemplated in the regulations of said entity) and listed in the Bolsas y Mercados Argentinos S.A., Mercado Abierto Electrónico S.A., the New York Stock Exchange and/or stock exchange and/or markets in Argentina or abroad that the Board of Directors may also determine;

5)	Delegation to the Board Directors of the necessary powers for (i) the implementation of the capital increase and the determination of the conditions of the issuance not established by the shareholders’ meeting, including, without limitation, the date of issuance of the shares representing the increase, the amount of the issuance, the form of integration, the specific use of proceeds to be given to the funds raised in the public offering, the determination of the date of commencement and termination of the term of preferential subscription and accretion and authorization to the Board of Directors to resolve, if necessary, an additional increase of up to 15% the number of shares authorized in case of oversubscription, by virtue of article 62 of the Capital Markets Law No. 26,831, among other issues to be determined, (ii) the application for the public offering and the listing of the shares (or certificates representing them) to be issued in accordance with the capital increase previously resolved to the National Securities Commission, the Securities and Exchange Commission of the United States of America, Bolsas y Mercados Argentinos S.A., Mercado Abierto Electrónico S.A., the New York Stock Exchange and/or stock exchange and/or markets of Argentina or abroad that the Board of Directors determines, (iii) the entering into all kind of agreements with local and/or foreign financial institutions in order for them to subscribe and integrate such shares for their placement in the local and/or foreign market and to perform all necessary and/or appropriate actions in order to implement the resolutions adopted by the present shareholders’ meeting, (iv) if necessary, the extension and/or amendment of the current American Depositary Receipts program between the Company and the Bank of New York Mellon as Depositary, representative of the American Depositary Shares and delegation to the Board of Directors of the determination of its terms, conditions and scope, and (v) the implementation of other decisions adopted by this shareholders’ meeting with respect to items 2, 3 and 4 of the Agenda. Authorization to the Board of Directors to subdelegate the aforementioned powers to one or more directors and/or managers of the Company, in accordance with the provision of the Rules of the Argentine Securities Exchange Commission.

6)	Authorization to carry out the necessary procedures and filings to obtain the approvals, administrative conformities and registrations, in accordance with the resolutions adopted hereby.

Note 1: In considering topics referred to in 3, 4 and 5 of the Agenda, the shareholders’ meeting will be held as an extraordinary meeting.

Note2: The shareholders are reminded that, in order to attend the shareholders’ meeting, they shalldeposit the certificates of the accounts of the registered shares issued for such purpose by Caja de Valores, for their registration in the Book of Attendance until July 3rd, 2017 inclusive, between 10:00 am and 5:00 pm in Bartolomé Mitre 434, 6th floor, Buenos Aires,

Note 3: Pursuant to article 22 Chapter II, Title II of the Rules of the Argentine Securities Exchange Commission (2013), at the time of the registration to participate in the shareholders’ meeting, the owner of the shares shall: (i) provide the following information: name and last name or full corporate name, type and number of ID document of the natural persons or registration information of the legal entities with express indication of the Registry where they are registered and of their jurisdiction and domicile with indication of whether they are natural persons or legal entities. The same information shall be provided in the case of those who attend the meeting as representative of a shareholder; and (ii) the shareholders who are trusts, foundations or any similar legal entity shall present the documentation required by article 26 of Chapter II, Title II of the Rules of the National Securities Commission, as well as companies incorporated abroad, which shall be registered with the respective Public Registry in the terms of articles 118 or 123 of Law No. 19,550 and its amendments, as appropriate.

Note 4: The documentation to be considered by the shareholders’ meeting is available to the shareholders: i) at the Legal Office, located at Bartolomé Mitre 434, 6th floor, East Side, of the City of Buenos Aires; and ii) via e-mail to AsuntosSocietarios@supervielle.com.ar.

Sincerely,

Grupo Supervielle S.A.

Responsible for Market Relations

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR SALE OF SECURITIES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: June 5, 2017	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton
	Title:	Chief Financial Officer